Exhibit 1.01

Tesla Conflict Minerals Report

(This report has been filed with the U.S. Securities and Exchange Commission to comply with the reporting period for the calendar year ended December 31, 2024.)

Tesla’s Mission

The goal of Tesla is to accelerate the world’s transition to sustainable energy.

Overview of Tesla

We design, develop, manufacture, sell and lease high-performance fully electric vehicles and energy generation and storage systems, and offer services related to our products. We generally sell our products directly to customers, and continue to grow our customer-facing infrastructure through a global network of vehicle service centers, Mobile Service, body shops, Supercharger stations and Destination Chargers to accelerate the widespread adoption of our products. We emphasize performance, attractive styling and the safety of our users and workforce in the design and manufacture of our products and are continuing to develop full self-driving technology for improved safety. We also strive to lower the cost of ownership for our customers through continuous efforts to reduce manufacturing costs and by offering financial and other services tailored to our products. We believe that our mission, along with our engineering expertise, vertically integrated business model and focus on user experience differentiate us from other companies.

Introduction

Tesla is committed to sourcing only responsibly produced materials. This means having safe and humane working conditions in our supply chain and ensuring that workers are treated with respect and dignity. In addition to the Tesla Supplier Code of Conduct (“Code”), our Global Human Rights and Responsible Sourcing policies (“Policies”) outline our expectations for all suppliers and partners with whom we work, as well as our commitment to respect human rights and responsible sourcing. We follow all applicable U.S. and foreign legal requirements and require our supply base to do the same. Our contractual agreements with suppliers reinforce these requirements and establish expectations of adherence to Tesla’s Code and Policies. We ask our suppliers to provide us with evidence that their operations address these social, environmental and sustainability issues, and that their sourcing is done in a responsible manner.

Tesla’s supply chain has a unique hybrid of traditional automotive and high-tech industry suppliers from around the world. Most of our Tier 1 suppliers (i.e., directly sourced suppliers) do not purchase raw materials directly from mining/refining parties and instead obtain them from their upstream suppliers and sub-suppliers. Therefore, reliably determining the origin of all of our suppliers’ products is a challenging task, but the due diligence practices outlined below provide additional information and transparency that help us and our suppliers adhere to the responsible sourcing principles of our Code and Policies.

Our Tier 1 automobile parts suppliers are required to register and complete the domestic and international material compliance requirements in the automotive industry standard International Material Data System (“IMDS”) to meet European Union and other international materials and environmental related regulations. This requirement is also mandated for all suppliers who supply their products or raw materials to us as part of our production part approval process.

Tesla’s Responsible Supply Chain

All of Tesla’s supply chain partners are subject to our Code. This Code is the foundation for ensuring social and environmental responsibility and ethical conduct throughout our supply chain, no matter the industry, region or materials. Tesla continues to identify and do business with organizations that conduct their business with principles that are consistent with our Code.

Tesla, along with our partners and independent third parties, conducts risk-based audits (selected based on multiple factors including risk assessment results and monitoring) to observe these principles in action. If there is a reasonable basis to believe a supplier is in violation of our Code, Tesla works with the supplier to remediate and will transition away from that relationship unless the violation is remediated in a satisfactory manner.

In addition to our Code, Tesla’s Global Human Rights Policy formalizes our commitment to uphold, respect and embed human rights and the values they represent throughout our business as we accelerate the world’s transition to sustainable energy. The ethical treatment of all people and regard for human rights is core to our mission of a sustainable future for all. The policy is applicable to both our own operations and our supply chain, and includes the communities impacted by our operations and our supply chain.

Next, our Responsible Sourcing Policy helps to ensure that all companies or individuals involved in a supply chain producing goods and services for Tesla, whether directly and indirectly, conduct their worldwide operations in a responsible manner, consistent with Tesla’s mission. Tesla's suppliers are required to use reasonable efforts to ensure that the products they supply to Tesla do not contribute to armed conflict, human rights abuses or environmental degradation, regardless of sourcing location. For all materials used in Tesla products, Tesla requires its suppliers to establish policies, due diligence frameworks and management systems consistent with the OECD Due Diligence Guidance for Responsible Business Conduct, and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

This report details our due diligence efforts to understand the origin of the conflict minerals used in our products and the company’s efforts to eliminate from our value chain any benefits our sourcing of these materials may give to armed groups in the Democratic Republic of the Congo and its adjoining countries (“DRC region”) or other conflict-affected and high-risk areas (“CAHRAs”). The SEC currently defines “conflict minerals,” also known as “3TG,” as:

(i)	columbite-tantalite (tantalum);

(ii)	cassiterite (tin);

(iii)	gold;

(iv)	wolframite (tungsten); and

(v)	any derivatives of the above.

When sourcing 3TG materials, Tesla seeks to create a responsible supply chain, and expects suppliers to share this goal. In 2024, we continued to apply the rigorous requirements we established in 2023 for suppliers using 3TG materials and worked collaboratively with the Tesla teams that own supplier business relationships to address potential compliance concerns. We require sourcing (directly and upstream) from smelters or refiners (“SoRs”) that have been validated as responsible sources by the Responsible Minerals Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”) or an equivalent program, and therefore represented in the RMAP Conformant List. In addition, regardless of RMAP status, if Tesla concludes that an SoR presents a high risk of non-compliance with Tesla's Code and Policies, Tesla may within Tesla’s sole discretion prohibit it from being used in Tesla's supply chain. We expect suppliers to communicate and extend Tesla’s requirements to their own suppliers. When we discover suppliers with non-conformant or high-risk SoRs, Tesla requires these suppliers to transition to a fully conformant, lower risk supply chain without delay. Suppliers may be requested to provide evidence of changes to their supply chain to prove the removal of non-conformant SoRs.

Tesla recognizes the importance of continuing to source from potentially high-risk contexts, including for example, the DRC region or other CAHRAs; practicing risk mitigation is a preferred path to an embargo or termination of sourcing due to the importance of material production to livelihoods in those areas.

The sharing of sourcing information is critical to our efforts to source responsibly, and all Tesla suppliers are required to provide information upon request on their sourcing, due diligence efforts and findings for all materials. For more information, please see Tesla’s Responsible Sourcing Policy.

In-Scope Products

As a company at the intersection of technology, transportation (electric vehicles) and energy (solar and storage), some products manufactured by Tesla contain some portion of 3TG. We use internal data and supplier-provided materials declarations to determine whether a supplier’s products include 3TG minerals and fall within our due diligence program.

Automotive Suppliers

We use the IMDS to help determine which automotive suppliers to include in our 3TG minerals due diligence inquiries. Utilizing the IMDS database, we review our entire Tier 1 supplier base to determine which suppliers are likely to supply products with 3TG. To best address the use of 3TG within our supply chain, we engage with suppliers who have a likelihood of using the covered materials in the products supplied to us in our Reasonable Country of Origin Inquiry (“RCOI").

Non-Automotive Suppliers

In an effort to include all possible relevant sources of 3TG in our due diligence, Tesla also requests Tier 1 suppliers in our solar and energy supply chains to complete CMRTs and includes them in the RCOI with our automotive suppliers.

Reasonable Country of Origin Inquiry

Due to Tesla’s downstream position in our supply chain, several tiers removed from 3TG SoRs, Tesla’s efforts to understand the origin of raw materials rely on the cooperation of our Tier 1 and other upstream suppliers. In 2024, more than 570 Tier 1 suppliers were selected to take part in our RCOI process, including automotive, solar and energy suppliers. As Tesla’s supply network expands, we will continue to inform suppliers of our responsible sourcing requirements as outlined in our Code and Policies, as well as of the need to conduct due diligence efforts and share information on the sourcing of 3TG.

For the 2024 reporting year, we sent in-scope suppliers a formal communication of our expectations and utilized the RMI CMRT process to gather information from our Tier 1 suppliers. We expect our suppliers to: review and adhere to Tesla’s Code and Policies; complete the Tesla-specific CMRT request; remove high-risk and non-conformant SoRs from the supply chain; establish and document due diligence frameworks consistent with the OECD Guidance; source from SoRs that participate in RMAP or another OECD-aligned independent assessment program; implement due diligence practices (including recommendation to become a member of the RMI, participate in the RMI’s minerals grievance process as applicable, utilize resources such as the CMRT Completion Guide available in English, Chinese, German and Japanese) and extend and communicate these expectations to upstream suppliers. In 2024, we requested all eligible global 3TG smelters and refiners to increase their efforts regarding the responsible sourcing of materials and engaged SoRs to discuss opportunities for potential collaboration.

In addition, Tesla engaged a reputable third-party service provider with experience in responsible sourcing of minerals data collection to assist with the engagement and training of suppliers, collection of CMRTs, validation of responses, SoR identification and risk assessment. Using a combination of outreach via e-mail and phone, our in-scope Tier 1 suppliers were contacted throughout the year.

We aim to achieve a high response rate (percentage of Tier 1 suppliers that provide a complete CMRT for the current reporting year), as this will give us the best opportunity to identify opportunities for improvement. We also strive to obtain information that is most relevant to the supply chains of the parts and products supplied to Tesla. During the 2024 reporting year, we continued to require Tier 1 suppliers to provide SoR information specific to Tesla’s product. The aim of this requirement is to encourage Tier 1 suppliers to submit information only relevant to the parts supplied to Tesla, rather than information relevant to their company as a whole. The response rate to our request held steady as compared to the 2023 reporting year. Despite Tesla’s requests for only product- specific CMRT submissions, the information submitted by some Tier 1 suppliers is likely broader due to the high volume of SoRs reported for any given supply chain, and thus, is likely over-reporting for the facilities relevant to Tesla. Given the fungible nature of the materials subject to this disclosure, as well as the complex and long supply chains for products that contain these materials, it is difficult for suppliers to identify the specific raw material suppliers that are ultimately a source of material for Tesla products. We continue to work to educate suppliers on our expectations, to provide information relevant to Tesla, and seek efforts to improve the transparency and due diligence process.

Industry Collaboration

We recognize the importance of working with industry peers and organizations and believe that a consolidated effort is the most efficient method to determine the reasonable country of origin. The RMI is one of the most utilized and respected resources for companies addressing issues related to the responsible sourcing of minerals in supply chains. Tesla collaborates with the RMI and its member companies to address challenges and emerging issues in the area of responsible minerals sourcing, including through participation in RMI workgroups to listen, learn, partner, and co-design shared solutions. In 2024, we met with representatives from the RMI, peer companies in the automotive and technology sectors, and civil society stakeholders to discuss opportunities to continually improve the industry’s approach to responsible 3TG sourcing. We provided feedback to the RMI and other OECD-aligned, independent assessment programs (such as London Bullion Market Association’s Responsible Gold Programme) on opportunities to strengthen the industry’s audit protocol, upstream due diligence and collective industry tools. We also attended industry forums including the 2024 RMI conference and the 2024 OECD Forum on Responsible Mineral Supply Chains.

The information in Annex I is based on RMI’s RCOI data as of March 29, 2025 and Tesla’s 2024 supplier CMRT responses received. Based on this information, the countries of origin of the 3TG contained in our products may include the countries listed below in Annex I. This information may be underinclusive to the extent any of our suppliers have not provided complete information regarding the countries of origin in their or their sub-suppliers’ supply chains. At the same time, this list may be overinclusive due to the RMI’s database including countries from the supply chains of all of its participants and not just Tesla. Annex II lists the smelters and refiners that may be in Tesla’s or our suppliers’ supply chains with respect to 3TG contained in our products. This information is based on the 2024 supplier CMRT responses received. Like the RCOI data, this SoR list may be under or overinclusive due to the nature of how information is collected and distributed. Additional details of how this information is compiled and its connection to Tesla can be found in each of the Annexes below.

Description of Due Diligence

Our 3TG responsible sourcing of minerals processes and policies are designed to conform in all material respects with the OECD Guidance.

Step 1: Establish Strong Company Management Systems

As noted above, Tesla has a Global Human Rights Policy (https://www.tesla.com/legal/additional-resources#global-human-rights-policy) and Responsible Sourcing Policy (https://www.tesla.com/legal/additional-resources#responsible-sourcing-policies), both of which were updated in 2025, as well as the Tesla Supplier Code of Conduct (https://digitalassets.tesla.com/tesla-contents/image/upload/tesla-supplier-code-of-conduct.pdf). These policies are publicly available through our website.

The Responsible Sourcing Policy is applicable for all materials and all sourcing regardless of sourcing location, and therefore constitutes our policy for 3TG. We updated our Responsible Sourcing Policy to clarify that we require suppliers to source from SoRs that have engaged in the RMAP and set similar expectations with their suppliers. The RMAP standards are developed to meet the requirements of the OECD Guidance, the Regulation (EU) 2017/821 of the European Parliament, and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. We also clarify in the Responsible Sourcing Policy that Tesla recognizes the importance of continuing to source from potentially high-risk countries, such as the Democratic Republic of the Congo, or other CAHRAs. Practicing risk mitigation is preferable to an embargo or termination of sourcing due to the importance of material production to livelihoods in those areas.

The Tesla Integrity Line is one of Tesla’s grievance mechanisms that can be used to report concerns, especially those relating to Tesla’s policies against illegal conduct, unethical behavior or human rights violations including those related to the sourcing of minerals. Our Global Human Rights Policy refers to the Integrity Line and makes clear to our suppliers the expectation that they and their respective suppliers implement an effective grievance management system for their operations, reaching suppliers’ workers and their legitimate representatives.

In instances where stakeholders prefer mechanisms outside of those operated by Tesla, other external grievance mechanisms are available such as the Responsible Business Alliance’s Grievance Mechanism, the RMI Grievance Mechanism, and the non-judicial grievance mechanism coordinated by the Organization for Economic Cooperation and Development—the OECD National Contact Points for Responsible Business Conduct. These grievance mechanisms options are linked within our Global Human Rights Policy.

Our supplier contracts and handbook also address our policies on responsible sourcing of minerals and state our expectation that all Tesla suppliers are accountable for performing due diligence on their mineral supply chains in accordance with OECD Guidance. Our standard contractual terms with suppliers include our expectation that all Tesla suppliers are accountable for performing minerals due diligence aligned with OECD Guidance, including to conform to any applicable internationally accepted assurance programs such as RMAP. In 2023, we strengthened our standard language in new supplier contracts related to supply chain traceability and the removal of high-risk entities in the supply chain, these requirements continued in 2024.

In 2024, we provided training for employees within Tesla’s Supply Chain Organization on the topic of responsible sourcing of minerals and supplier engagement related to 3TG sourcing. We also trained new hires in our Supply Chain Organization, such as Supply Chain Managers and Supplier Industrialization Engineers.

Tesla maintains a specialized Responsible Sourcing team within its Supply Chain Organization to lead human rights and environmental due diligence efforts. In addition, an internal cross- functional Tesla Responsible Sourcing Steering Committee (the “Steering Committee”) – composed of Tesla leadership from Supply Chain, Investor Relations, and Legal – oversees these due diligence efforts and potential risks within our supply chain. In addition, our efforts are overseen and approved by the Steering Committee.

Step 2: Identify and Assess Risk in the Supply Chain

Tesla’s risk identification and assessment process begins with the RCOI process detailed above and by leveraging the CMRT. In-scope Tier 1 suppliers are engaged multiple times during this process, and internal stakeholders, such as supply chain managers, emphasize the importance of their participation. Supplier data is collected and reviewed over a period of time to allow for follow-up and further validation.

Supplier responses are continually reviewed throughout the process to ensure consistency with expected responses, and suppliers are asked to provide evidence of their own due diligence processes. Utilizing a reputable third-party, we assess each CMRT received and follow up with suppliers who provided incomplete or invalid responses. When a supplier discloses that it has non-conformant SoRs in its supply chain, Tesla or our third-party service provider informs the supplier of our expectation to source only from suppliers that have successfully completed a responsible sourcing assessment such as the RMAP, per our Responsible Sourcing Policy.

SoR information is assessed against information provided by the RMI for validity as a SoR. Valid SoRs are then reviewed for their status as “conformant to” or “active in” a responsible sourcing audit program. Where we have serious concerns with an SoR’s sourcing practices and timely mitigation is not feasible, we deem that SoR high risk even if it is conformant with a responsible sourcing audit program. We escalate suppliers who report non-conformant or high-risk SoRs to the Tesla personnel who manage the business relationship for appropriate action.

With our service provider, Tesla monitors responses from suppliers on their own internal policies and processes regarding responsible sourcing of minerals. We provide feedback to suppliers when they do not meet our expectations. For the 2024 reporting period, we tracked CMRT submissions against priority topics and metrics. Our tracking tools give detailed information on the program, including the number of Tier 1 suppliers that reported high-risk SoRs in their CMRT submission and the number and name of high-risk SoRs reported by each supplier. These tools are used to escalate follow-up with suppliers, with the support of Tesla supply chain managers.

We hosted multiple office hours for supply chain managers to further educate them on the need to prioritize these asks with suppliers. We also utilized an enhanced due diligence survey to request corrective action plans, including requests to suppliers who reported high-risk SoRs in their CMRTs to remove them.

2024 marked the seventh year of Tesla’s social and environmental compliance audits, which follow the Responsible Business Alliance's audit guidance. Through this program, Tesla assesses certain suppliers on issues including their management systems for responsible sourcing of minerals by commissioning third-party audits to assess conformance with the Code. We continued to expand the scope of our audits in both the number and geographic location of suppliers who underwent these audits. We use audits as a tool for driving continuous improvement with our suppliers by ensuring that corrective actions are implemented for identified issues and requiring closure audits where a priority non-conformance is identified. In 2024, we also surveyed a large portion of our supply chain through a Supplier Self-Assessment Questionnaire, which includes questions related to minerals and materials in the supply chain.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

We monitor SoR progress toward validation by the RMI or other cross-recognized SoR responsible sourcing audit programs. If suppliers or SoRs fail to meet Tesla’s standards, we communicate the need to improve, in accordance with the framework of progressive improvement under the OECD Guidance. Any concerns with supplier responses throughout the data collection process are escalated for further review and action.

In alignment with OECD Guidance, Tesla shares the names of SoRs provided to us that have not been validated to the RMI for validation and audit. To help determine the reasonable country of origin for the 3TG in our supply chain, we continue to monitor and rely upon the RMI’s progress in identifying and validating SoRs.

With recognition of the importance of cross-industry collaboration and to share best practices, Tesla continues to actively participate in the RMI including relevant working groups, described in additional detail in the “Industry Collaboration” section, above.

In 2024, Tesla supported the expansion of the Better Mining program in the DRC and Rwanda. This program includes due diligence in the supplier chain, tracking of corrective action plans for non-conformances and traceability of 3TG materials from mine sites to export points. Since 2023, our support has enabled:

•	279% growth rate in the total volume of assured materials in 2024;

•	2 additional 3T mine sites onboarded;

•	98% growth rate in the number of workers positively impacted by the project from September 2023 to December 2024;

•	First exports sent from a new DRC mine and stable volumes of responsible materials sent from Rwanda

•	Identification of risks and closure through corrective actions, including community meetings involving local leaders to discuss unauthorized mining and community development;

•	Completion of first aid training by safety and health teams as a result of identified occupational safety risks;

•	87% average corrective action implementation rate, as of the last quarter of 2024, with a goal of 100%.

In 2023 Tesla initiated the “Tesla Tech for Good” product donation project aimed at mitigating adverse human rights impacts of mining while simultaneously driving GHG reductions. In 2024, Tesla’s Powerwall donation arrived in the DRC. Read more about these efforts in Tesla’s 2024 Impact Report.

Step 4: Perform Independent Third-Party Audit of Supply Chain Due Diligence

As outlined in the OECD Guidance, we support the RMI, an industry initiative which audits due diligence activities of SoRs. We rely on the RMI program and OECD-aligned independent assessment programs cross-recognized by RMI to determine if 3TG facilities reported by our suppliers are conformant with audit standards. We continue to work with the RMI to aim to strengthen their audit program.

We support the RMI’s SoR outreach efforts and RMAP audits through our membership and participation in working groups. In 2024, we contributed to the RMI’s Audit Fund, a fund designed to encourage SoRs to undergo an independent third-party assessment, increasing our contribution from 2023 and doubling our contribution from 2022 to fund more audits. The Audit Fund offers SoRs an incentive for participating in the RMAP by fully paying for the costs of their initial audit and supporting needs-based re-assessments. By voluntarily providing financial support to the Audit Fund, Tesla participates in financial cost-sharing of upstream supply chain due diligence. We reserve the right to ask any Tier 1 supplier to audit their 3TG supply chain due diligence program using a third-party independent auditor.

The data on which we rely for certain statements in this declaration are obtained through our membership in the RMI using the RCOI report for RMI member ID: TSLA.

Step 5: Report on Supply Chain Due Diligence

We report on our 3TG due diligence efforts as required by law and to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. This report is also available on Tesla’s publicly available Legal page (www.tesla.com/about/legal). We also report on our efforts within the annual Tesla Impact Report.

Continuous Improvement

Tesla is continuously improving our responsible sourcing efforts. Our goal is that wherever Tesla’s supply chain has an impact, local conditions for stakeholders continuously improve as a result of our purchasing decisions and relationships. We strive to source all of our 3TG through conformant SoRs and support upstream positive impact. We work to stay up to date on current and emerging risks and regularly update our policies, standards, and management systems to meet challenges and address existing and emerging issues more effectively. In order to further strengthen our efforts, we:

■	Continue to participate in cross-industry groups such as the RMI;

■	Continue to work with in-scope suppliers to improve response rates to our requests, improve the quality and accuracy of their responses, and require their sourcing from conformant SoRs that meet Tesla expectations;

■	Continue to contractually require participation from our suppliers in our due diligence process;

■	Engage with suppliers to conduct responsible sourcing from the DRC region by using conformant SoRs, and discourage the creation of a de facto embargo on sourcing from the DRC region;

■	Through participation in RMI’s workgroups, encourage SoRs to participate in RMAP protocol and thus enable responsible sourcing from the DRC region or other CAHRAs;

■	Enhance efforts to understand on-the-ground opportunities for impact, including through engagements with upstream parties, non-governmental organizations and other stakeholders;

■	Enhance efforts to implement on-the-ground opportunities for impact, in consultation with local stakeholders; and

■	Explore opportunities to further Tesla’s mission to accelerate the world’s transition to sustainable energy as it relates to the responsible sourcing of minerals.

Forward-Looking Statements

Certain statements in this report are forward-looking statements that are subject to risks and uncertainties. These forward-looking statements are based on management’s current expectations. Various important factors could cause actual results to differ materially, including the risks identified in our SEC filings. Tesla disclaims any obligation to update any forward- looking statement contained in this report.

Results of Reasonable Country of Origin Inquiry & Due Diligence

Annex I

Due to Tesla’s downstream position in the supply chain, any efforts to understand the origin of raw materials rely heavily on the cooperation of our Tier 1 and upstream suppliers. Even though we request our Tier 1 suppliers provide Tesla-specific information, we are unable to reliably confirm whether any specific 3TG facility is present in our supply chain. Additionally, based on the information that is provided and the nature of the supply chain, the Tier 1 supplier is unable to directly link the specific 3TG facility, or mine of origin, to the product provided to Tesla. As a result, we continue to engage with our suppliers to improve due diligence efforts and transparency to be able to further address any potential risks or non- conformances. Based on our due diligence efforts to date, and despite the limitations described above, we believe that the following list of countries of origin reflects countries from which our suppliers may have sourced from conformant SoRs and refiners. This list may be overinclusive due to the RMI’s database including countries of origin from the supply chains of all of its participants and not just Tesla. Tesla will continue to work with our suppliers to encourage sourcing only from conformant SoRs, including by encouraging suppliers to have their non-participating SoRs successfully participate in an audit program.

Materials sourced through conformant SoRs are considered by the international community as responsible sources of 3TG materials. At the same time, we recognize that audit programs have inherent challenges. In 2024, Tesla continued to work to better understand the potential challenges associated with the audit programs in the 3TG space, both at the SoR level and the further upstream mine-level. Where appropriate, we voiced our concerns and worked with local stakeholders to support improvements. Where we saw programs that offered more opportunity for transparency and positive impact, we increased our involvement. For example, read more about our efforts to help scale Better Mining in the Step 3 section, above.

Tesla continues to work to gain further insight and transparency into our and our suppliers’ supply chains for 3TG, including fully identifying countries of origin of 3TG and the SoRs used to process the necessary 3TG in Tesla’s products.

It is important to note we do not have direct relationships with 3TG sub-suppliers or SoRs in many of these countries and our influence on the supply chain when it is several tiers removed is limited. Therefore, although a country may be listed in the tables below, it may not actually be a source in Tesla’s 3TG supply chain. There is currently no completely accurate methodology to identify only those specific countries that are included in parts supplied to Tesla, therefore the list of countries includes more countries than are in fact in Tesla’s supply chain. As our processes continue to improve and the specificity of the RCOI information increases, this list may fluctuate year over year. Information provided by our suppliers in the list below is inclusive of all of 2024.

Gold	Tantalum	Tin	Tungsten
Albania, Algeria, Andorra, Angola, Antigua and Barbuda, Argentina, Australia, Austria, Azerbaijan, Bahamas, Bangladesh, Barbados, , Belgium, Benin, Bolivia (Plurinational State of), Bosnia and Herzegovina, , Brazil, Bulgaria, Burkina Faso, , Cameroon, Canada, Cayman Islands, Chile, China, Colombia, Costa Rica, Cote d'Ivoire, Croatia, Curacao, , Czech Republic, Democratic Republic of the Congo, Denmark, Dominica, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Ethiopia, Fiji, Finland, France, French Guiana, Georgia, Germany, Ghana, Greece, Grenada, Guatemala, Guinea, Guyana, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Ireland, Israel,Italy, Jamaica, Japan, Jordan, Kazakhstan, Kenya, Kuwait, Kyrgyzstan, Lao People’s Democratic Republic, Latvia, Lebanon, Liberia, Liechtenstein, Lithuania, Luxembourg, Macao, Malaysia, Mali, Malta, Mauritania, , Mexico, Mongolia, Morocco, Mozambique, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, , Panama, Papua New Guinea, Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, , Saint Kitts and Nevis, Saudi Arabia, Senegal, Serbia, Singapore, Sint Maarten, Slovakia, Slovenia, South Africa, South Korea, Spain, Sri Lanka, St Vincent and Grenadines, Sudan, Suriname, Sweden, Switzerland, Tajikistan, Taiwan, Tanzania, Thailand, Timor-Leste, Trinidad and Tobago, Tunisia, Turkey, , , United Arab Emirates, United Kingdom of Great Britain and Northern Ireland, United States of America, Uruguay, Uzbekistan, Venezuela, Vietnam, Zambia, Zimbabwe	Australia, Belarus, Brazil, Burundi, Canada, China, Czech Republic, Democratic Republic of the Congo, El Salvador, Estonia, Ethiopia, France, Germany, Hong Kong, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Madagascar, Mexico, Mozambique, Nigeria, Russian Federation, Rwanda, Sierra Leone, Singapore, South Korea, Spain, Taiwan, Thailand, United Kingdom of Great Britain and Northern Ireland, United States of America, Zimbabwe	Argentina, Australia, Austria, Belgium, Bolivia (Plurinational State of), Brazil, Bulgaria, Burundi, Canada, Chile, China, Croatia, , Czech Republic, Democratic Republic of the Congo, Denmark, Estonia, , Finland, France, Germany, Greece, , Hong Kong, Hungary, India, Indonesia, Ireland, Israel,Italy, Japan, , Laos, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Mongolia, Morocco, Myanmar, Namibia, Netherlands, New Zealand, Nigeria, , Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, Russian Federation, Rwanda, , Serbia, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Tanzania, Thailand, Tunisia, Turkey, Taiwan, Uganda, United Arab Emirates, United Kingdom of Great Britain and Northern Ireland, United States of America, Uruguay, Vietnam, Zambia	Australia, Austria, Bolivia, Brazil, Burundi, Canada, China, Democratic Republic of the Congo, France, Germany, India, Ireland, Israel, Japan, Kazakhstan, Malaysia, Mexico, Mongolia, Myanmar, Netherlands, Nigeria, Portugal, Russian Federation, Rwanda, Singapore, South Korea, South Africa, Spain, Taiwan, Tanzania, Thailand, Turkey, Ukraine, Uganda, United Kingdom of Great Britain and Northern Ireland, United States of America, Vietnam

Countries listed in bold are considered “covered countries” (i.e., the DRC and its adjoining countries) under U.S. conflict minerals disclosure rules.

Annex II

SoRs Identified

Tesla suppliers identified more than 359 unique SoR or other entity names across all CMRT responses received. As part of our due diligence process, we identified 341 or 95%, as eligible and operational SoRs (meaning the RMI has classified these facilities as valid, eligible and operational SoRs based on their industry-setting definition) and241 of those eligible and operational, or 63%, as engaged with the RMI or conformant. Identification was performed by both Tesla’s engaged third-party service provider as well as an internal review of SoR names as compared to the RMI’s SoR database. As we continue to engage with SoRs directly and through stakeholder initiatives, we hope to see SoR conformance rates increase.

SoR Summary

Tesla does not directly purchase any 3TG material and we do not deal directly with any 3TG SoR. A list of 3TG SoRs identified by our due diligence efforts can be found on our website: https://www.tesla.com/legal/additional-resources#tesla-transparency-reports. This list of facilities are SoRs reported by Tesla Tier 1 suppliers that may, or may not, be in Tesla’s supply chain. The facility locations are listed as they appear on the RMI Facility Database as of March 21, 2025. As a result of the industry-wide CMRT data request, collection and submission process, inclusion in this list is not a confirmation that 3TG from any particular facility are incorporated into Tesla products. In many cases, Tesla Tier 1 suppliers do not have the capability to identify raw materials from certain SoRs or mines which are ultimately used in the products produced for Tesla. For this reason, among others, the list is overinclusive and does not directly link to Tesla suppliers or Tesla. We publish this list to: promote supply chain transparency; hold ourselves and our suppliers accountable to progressive, continuous improvement of responsible sourcing practices; encourage continued SoR participation in RMAP; and encourage SoRs that are not yet participating in a responsible sourcing program to accelerate their efforts to demonstrate responsible mineral procurement practices.